

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05046719

March 7, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/7/2005

Re: Amazon.com, Inc.
Incoming letter dated January 14, 2005

Dear Mr. Mueller:

This is in response to your letters dated January 14, 2005 and February 25, 2005 concerning the shareholder proposal submitted to Amazon.com by the College Retirement Equities Fund. We also have received letters from the proponent dated February 9, 2005 and March 3, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Peter C. Clapman
Senior Vice President and Chief Counsel
Corporate Governance
Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

// GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 14, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 03981-00003

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Amazon.com, Inc.; Shareholder Proposal of College Retirement Equities Fund; Securities Exchange Act of 1934—Section 14(a), Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Amazon.com, Inc. (the "Company"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareholders' Meeting (collectively, the "2005 Proxy Materials") a shareholder proposal and a statement in support thereof (the "Proposal") received from the College Retirement Equities Fund (the "Proponent"). The Proposal, which the Company received on December 14, 2004, is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude the Proposal from the 2005 Proxy Materials on the basis set forth below, and we respectfully request that the Staff concur in our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented it.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with

the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal states:

RESOLVED, that the shareholders request that the Board of Directors of Amazon.com adopt and disclose in the proxy statement an "Equity Policy," designating the intended use of equity in management compensation programs. The "Equity Policy" should include the following:

- Cancellation of the 1997 equity plan and any other plans that contain an "evergreen" feature.
- Establishment and disclosure in the proxy statement of limitations on the total number of shares to be available for compensation programs, as measured by possible percentage dilution.
- Adoption of equity compensation plans that are consistent with comparative practices, sound governance policy and with the terms of this "Equity Policy."

The Supporting Statement notes, among other things, "We support the policies and practices described in the most recent proxy statement, including primary use of restricted stock; restraint in view of high levels of stock held by management currently; reasonable salary levels, and cash bonuses truly tied to company performance. Compliance with this resolution will bring equity compensation plan provisions in line with these expressed intentions of the board." The Company has engaged in what it views as helpful and constructive discussions with the Proponent. However, for the reasons set forth below, we are submitting this letter requesting the Staff's concurrence with our view that the Proposal may be excluded.

ANALYSIS

I. The Proposal Is Excludable under Rule 14a-8(i)(7) Because It Relates to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that one of the principles underlying this exclusion is that "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See* Exchange Act Release No. 40018 (May 21, 1998). For the reasons discussed below, we believe that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

The Proposal calls for cancellation of the Company's 1997 equity plan. The Company's 1997 Stock Incentive Plan (the "1997 Plan") was most recently approved by shareholders at the Company's 2000 Annual Meeting of Shareholders. At that time, shareholders approved an amendment of the 1997 Plan to add what is commonly called an "evergreen" provision. Awards may be granted under the 1997 Plan to officers, directors and employees of the Company and its subsidiaries as selected from time to time by the plan administrator. In practice over the past several years, the 1997 Plan has been the primary plan from which the Company has granted equity awards to employees. This is in part because the 1997 Plan is the Company's only active equity incentive plan that allows for the grant of restricted stock or restricted stock units, and as disclosed in the Company's periodic reports filed with the Commission, in late 2002 the Company began issuing restricted stock units as its primary form of stock-based compensation to its employees. For example, current outstanding equity awards under the 1997 Plan held by executive officers represent less than one-third of the shares subject to all such awards. Thus, the Company uses the 1997 Plan to compensate the Company's general workforce as well as the Company's senior executive officers and directors, and cancellation of the 1997 Plan would effectively terminate the Company's ability to grant restricted stock and restricted stock units to its employees.

The Commission has stated that proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters. *See* Exchange Act Release No. 40018 (May 21, 1998). The Staff has consistently applied this view by taking the position that shareholder proposals relating to general employee compensation issues, as distinguished from proposals addressing the compensation of senior executives and directors, fall within a company's ordinary business operations and are, therefore, excludable under Rule 14a-8(i)(7). In a number of these precedents, the proposal – as with the Proposal here – would have terminated a company's ability to grant a particular type of stock award to its employees. *See, e.g., Plexus Corp.* (avail. Nov. 4, 2004) (granting no-action relief under Rule 14a-8(i)(7) with respect to a proposal requesting that the board discontinue the use of stock option grants for all employees and associates of Plexus); *Woodward Governor Company* (avail. Sept. 29, 2004) (proposal requesting a policy to remove all stock option programs relates to the company's ordinary business operations (i.e., general compensation matters)); *AmSouth Bancorporation* (avail. Feb. 4, 2004) (proposal requesting certain features be added to restricted stock awards relates to the company's ordinary business operations (i.e., general compensation matters)); *Sempra Energy* (avail. Mar. 5, 2003, Dec. 19, 2002 and Jan. 30, 2001) (proposals recommending limits on the issuance of stock options and stock derivative awards of Sempra Energy and its subsidiaries relate to the company's ordinary business operations (i.e., general compensation matters)); *ConAgra Foods*, Inc. (avail. June 8, 2001) (proposal seeking to amend the exercise price, vesting and other terms of the company's 2000 Stock Plan relates to the company's ordinary business operations (i.e., general compensation matters)); *Shiva Corp.* (avail. Mar. 10, 1998) (proposal mandating that the bylaws be amended to prohibit repricing of all stock options implicates the company's ordinary business operations).

We do not believe that the exception set forth in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A") applies to the Proposal. SLB 14A specifically addressed "shareholder proposals relating to shareholder approval of equity compensation plans."[1] While the Proposal makes several general references to shareholder approval of equity plans in its "whereas" clauses and supporting statement, the resolution set forth in the Proposal does not address shareholder approval of a Company plan. Instead, the Proposal seeks to have the Company cancel a plan because it has an "evergreen" provision that, as noted above, was specifically approved by the Company's shareholders and that, consistent with NASDAQ requirements, will be submitted to shareholders again in five years. Thus, the Proposal is different from the type of proposals addressed in SLB 14A.

Moreover, the references to potential dilution in the Proposal do not raise a significant policy issue. SLB 14A set forth a standard under which the Staff would evaluate the applicability of Rule 14a-8(i)(7) to shareholder proposals relating to shareholder approval of equity plans. Specifically, the Staff indicated that Rule 14a-8(i)(7) would not be available for exclusion of a proposal "[i]f the proposal seeks to obtain shareholder approval of all such equity compensation plans that potentially would result in material dilution to existing shareholders." Thus, SLB 14A established a dilution test for evaluating proposals relating to shareholder approval of equity plans. However, this does not reflect a determination that the Staff viewed all proposals implicating potential dilution as raising a significant policy issue. As noted above, SLB 14A expressly stated it was addressing only proposals relating to shareholder approval of equity plans. Thus, while the Proposal's supporting statement and recitals discuss potential dilution, these references do not of themselves implicate significant policy issues because the Proposal does not raise the issue in the context of "seeking to obtain shareholder approval" of the 1997 Plan or any of the Company's other equity compensation plans. In this regard, the Proposal is similar to the proposal in *Woodward Governor Co.* (avail. Aug. 18, 2004), in which a shareholder asked that company to remove all stock option programs. The *Woodward Governor* proposal's supporting statement expressed concern, among other things, about the "redistribution of shareholder equity." This statement is comparable to the references in the Proposal to concerns over potential dilution and the alleged potential to transfer a significant percentage of the Company's outstanding stock to management. However, because the *Woodward Governor* proposal did not relate to shareholder approval of an equity compensation plan, the Staff concurred that the proposal in *Woodward Governor* could be excluded under Rule 14a-8(i)(7). For the same reason, because the Proposal does not relate to stockholder approval of Company

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[1] SLB 14A, n.8 ("This bulletin addresses only the specific matter of shareholder proposals relating to shareholder approval of equity compensation plans. We are not addressing or commenting on any other positions concerning shareholder proposals relating to equity compensation or cash compensation.").

plans, but instead relates to equity compensation arrangements covering the Company's non-executive employees, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

Finally, we do not believe that the Proposal can be revised in a manner that would prevent it from being excluded pursuant to Rule 14a-8(i)(7). We acknowledge the statement in Staff Legal Bulletin No. 14 that "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." Staff Legal Bulletin No. 14 (avail. July 13, 2001) ("SLB 14"). We do not believe that this position is applicable to the Proposal, however, because the Proposal clearly is focused on the cancellation of an equity plan and other general equity compensation policies, and does not attempt to separately address executive compensation issues. Therefore, the limited circumstances set forth in SLB 14 in which the Staff will permit revision of a proposal that is otherwise excludable under Rule 14a-8(i)(7) do not apply with respect to the Proposal. Because the Proposal specifically addresses a general compensation matter, it is excludable in its entirety under Rule 14a-8(i)(7).[2]

II. The Proposal Is Excludable under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented It.

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot.

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[2] Even if only one of the three prongs of the Proposal implicates the Company's "ordinary business operations," the Staff has consistently concurred that shareholder proposals may be excluded if a portion of a proposal relates to the company's "ordinary business operations." For example, in *Intel Corp.* (avail. Jan. 23, 2003), the proponent submitted a proposal requiring the company to take four different actions, one of which required the company to make a charitable contribution. The Staff concurred that the requirement to make a charitable contribution implicated "ordinary business" and permitted exclusion of the entire proposal pursuant to Rule 14a-8(i)(7). *See also E*Trade Group, Inc.* (avail. Oct. 31, 2000) (Staff concurred that the company could omit a proposal where two out of the four matters set forth in the proposal involved the company's ordinary business operations). Furthermore, the Staff has not permitted revisions to proposals that are excludable under the ordinary business exclusion. *See College Retirement Equities Fund* (avail. May 3, 2004).

See, e.g., Exxon Mobil Corporation (avail. Jan. 24, 2001) (proposal that the board conduct a review of a project and report on its results substantially implemented by prior corporate disclosures); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). The fact that the Company's disclosures may not appear in a single report as requested by the Proponent or may not provide as extensive detail as the Proponent would prefer does not mean that the Company has failed to substantially implement the Proposal. *See, for example, E. I. Du Pont de Nemours and Company* (avail. Feb. 14, 1995); *The Boeing Company* (avail. Feb. 7, 1994); *Houston Industries Inc.* (avail. Apr. 21, 1988); *Houston Industries Inc.* (avail. Apr. 10, 1987).

The Proposal requests that the Company adopt and disclose "an 'Equity Policy'" designating the intended use of equity in management compensation programs. In the Leadership Development and Compensation Committee Report on Executive Compensation that appears in the Company's 2004 proxy statement, the authorized committee of the Company's Board has stated the Company's policy regarding the use of equity in management compensation programs. Specifically, the Company states:

> The Company seeks to align the long-term interests of its executive officers with those of its shareholders. As a result, each executive officer receives a significant stock award grant when he or she joins the Company. Grant sizes are determined based on various subjective factors, primarily related to the individual's anticipated contributions to the Company's success. The Company also has granted additional stock awards to executive officers on a periodic basis, based on various subjective factors primarily related to the Leadership Development and Compensation Committee's assessment of each officer's anticipated contributions to the Company's success.

Thus, the Company has substantially implemented the goal of stating its "Equity Policy." *See Exxon Mobil Corporation* (avail. Mar. 18, 2004) and *Xcel Energy Inc.* (avail. Feb. 17, 2004) (both concurring that a Company report substantially implemented a proposal requesting the company to "assess how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders"). *See also Nordstrom, Inc.* (avail. Feb. 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot).

The Proposal also states that the "Equity Policy" should include "Establishment and disclosure in the proxy statement of limitations on the total number of shares to be available for compensation programs, as measured by possible percentage dilution." The Company disclosed

in its 2004 proxy statement the total number of shares to be available for compensation programs, in the format required under Item 201(d) of Regulation S-K.[3] Although this does not set forth potential dilution as a percentage of outstanding shares, that number is readily calculated. In addition, the Company has previously stated its policy regarding target dilution from its equity compensation plans. Specifically, in the Letter to Shareholders that accompanied the Company's proxy statement for its 2002 annual meeting, the Company stated, "Limiting share count means more cash flow per share and more long-term value for owners. Our current objective is to target net dilution from employee stock options (grants net of cancellations) to an average of 3% per year over the next five years, although in any given year it might be higher or lower."[4] The Company has informed us that it has operated within this stated target for each year since it made this statement even when aggregating stock option, restricted stock and restricted stock unit grants.

Finally, the Company believes that it has adopted and administered equity compensation plans that are consistent with competitive practices, sound governance policy and the terms of its "Equity Policy." As such, the only element of the Proposal not implemented by the Company is the first prong, relating to cancellation of the 1997 Plan. We believe that this does not prevent the Company from having substantially implemented the Proposal. In Exchange Act Release No. 20091 (Aug. 16, 1983), addressing the predecessor of Rule 14a-8(i)(10), the Commission stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." The Supporting Statement in the Proposal acknowledges that the Proponent "support[s] the policies and practices described in the most recent proxy statement." Accordingly, we believe that the Company has substantially implemented the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further

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[3] *See* the Company's proxy statement for its 2004 annual meeting of shareholders, filed on Schedule 14A, http://www.sec.gov/Archives/edgar/data/1018724/000119312504060710/ddef14a.htm, at page 11.

[4] *See* Form 8-K, filed on April 18, 2002, http://www.sec.gov/Archives/edgar/data/1018724/000103221002000654/dex991.txt.

assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Michael Deal, the Company's Associate General Counsel, at (206) 266-6360.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Michael Deal, Amazon.com, Inc.
College Retirement Equities Fund

70306407_4.DOC

EXHIBIT A



Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Peter C. Clapman
Senior Vice President & Chief Counsel, Corporate Governance
212-916-4232
212-916-5813-FAX
pclapman@tiaa-cref.org

December 10, 2004

L. Michelle Wilson
Secretary
Amazon.com
1200 12th Avenue, Suite 1200
Seattle, WA 98144

Dear Ms. Williams:

Please be advised that I, Peter C. Clapman, Senior Vice President and Chief Counsel, Corporate Governance, of COLLEGE RETIREMENT EQUITIES FUND, on behalf of

COLLEGE RETIREMENT EQUITIES FUND ("CREF")
730 Third Avenue
New York, NY 10017
Tel. No. (212) 916-4232

hereby submit the enclosed shareholder resolution to be presented at the next annual meeting of Amazon.com. A CREF representative will be present to support the resolution.

We are submitting this resolution pending the December 13, 2004 deadline. We have initiated discussions with Amazon management and have scheduled a conference call with Tim Stone for December 13th. That conversation – and this submission – will remain confidential. It is our hope that continued discussions will lead to an agreement that is sufficient to withdraw this resolution.

As of December 1, 2004, CREF held approximately 2.2 million shares of Amazon.com common stock with an estimated value of $88 million. CREF has held shares of Amazon.com common stock valued at $2,000 for a period in excess of one year prior to the date of this submission. CREF intends to hold a sufficient number of shares as are required under the proxy rules for eligibility purposes through the date of the annual meeting.

Enclosed herewith are the shareholder proposal and supporting statement. Also enclosed are letters from State Street Corp. and JP Morgan Chase, the recordholders of shares of Amazon.com owned beneficially by CREF, verifying CREF ownership as of this date.

RECEIVED
DEC 13 2004
AMAZON.COM, INC.
LEGAL DEPARTMENT

Please do not hesitate to call me with any questions you may have.

Very truly yours



Peter C. Clapman
Senior Vice President and Chief Counsel

SUBMITTED TO AMAZON.COM
DECEMBER 2004

RESOLUTION

WHEREAS, we believe that properly structured equity compensation plans can align the interests of directors and senior executives with those of long-term shareholders effectively and with reasonable ownership dilution and cost, and therefore merit shareholder support; and

WHEREAS, we believe however, that many equity incentive plans are not properly structured, and have led to unanticipated and unacceptable dilution, cost and executive enrichment; and

WHEREAS, we are especially concerned that "evergreen" features in such plans can result in a powerful perverse incentive, permitting a shift of wealth and ownership opportunity from public shareholders to management without explicit shareholder approval and causing significant dilution; therefore

RESOLVED, that the shareholders request that the Board of Directors of Amazon.com. adopt and disclose in the proxy statement an "Equity Policy," designating the intended use of equity in management compensation programs. The "Equity Policy" should include the following:

- Cancellation of the 1997 equity plan and any other plans that contain an "evergreen" feature.
- Establishment and disclosure in the proxy statement of limitations on the total number of shares to be available for compensation programs, as measured by possible percentage dilution.
- Adoption of equity compensation plans that are consistent with comparative practices, sound governance policy and with the terms of this "Equity Policy."

SUPPORTING STATEMENT

We believe it is essential that the structure and specific provisions of equity compensation plans not permit excessive dilution or enrichment, and that the public shareholders have the right at reasonable intervals to ensure this by approving or disapproving the plans. TIAA-CREF's suggested limitation (as described in our Policy Statement on Corporate Governance) is 25 percent; the average for all companies in the S&P 1500 last year was 17 percent.

Plans with "evergreen" provisions deny this right to shareholders – for ten years in the case of Amazon.com. According to the Investor Responsibility Research Center (IRRC), the company's estimated overall dilution based on proxy disclosures this year exceeded

50 percent. If all shares reserved for options were granted, exercised and held, 54.5 percent of the company's outstanding stock would be held by management, effectively returning control of the company to them. This was not, we believe, the intention of shareholders who approved the plan in 1997; it is not acceptable to shareholders today in 2004.

We support the policies and practices described in the most recent proxy statement, including primary use of restricted stock; restraint in view of high levels of stock held by management currently; reasonable salary levels, and cash bonuses truly tied to company performance. Compliance with this resolution will bring equity compensation plan provisions in line with these expressed intentions of the board.

We therefore urge shareholders to vote for this resolution, and by so doing demand that Amazon.com's board place specific limits on the dilution of shareholders' equity, and return control of equity use in compensation plan to the shareholders by eliminating the "evergreen" feature.



STATE STREET.
For Everything You Invest In

Jorge Flores
Vice President

Institutional Investor Services
Two World Financial Centre
225 Liberty Street
24th Floor
New York, NY 10281

Telephone: 917-790-4133
Facsimile: 917-790-4290
jorge.flores@statestreet.com

VIA FAX

9th December 2004

To Whom It May Concern:

State Street is the custodian and record owner (through CEDE & Co.) of stock owned beneficially by TIAA and the College Retirement Equities Fund (CREF).

As of December 1, 2004, we had custody of 2,180,811 shares of Amazon.com (cusip 023135106) owned by CREF and TIAA.

Sincerely,

Jorge Flores



December 8, 2004

To Whom It May Concern:

JPMorgan is the custodian and record owner of stock owned beneficially by TIAA-CREF Mutual Fund, TIAA-CREF Institutional Mutual Fund and TIAA-CREF Life Mutual Fund.

As December 01, 2004, JPMorgan had custody of total 39,428 shares of common stock of Amazon COM INC Stock, cusip 023135106 owned by TIAA-CREF Mutual Fund.

The detail of total breakdown for each Fund Family listed as follows:

TIAA-CREF Mutual Fund	10,550 shares
TIAA-CREF Institutional Mutual Fund	25,162 shares
TIAA-CREF Life Mutual Fund	3,716 shares

The detail breakdown for each fund listed as follows:

Custody AC#	Custody Account Name	Total Units
[redacted]	TIAA-CREF EQUITY INDEX FUND	8,155
	TIAA-CREF SOCIAL CHOICE EQUITY FUND	2,395
	TIAA-CREF INSTITUTIONAL EQUITY INDEX FUND	19,216
	TIAA-CREF INSTITUTIONAL SOCIAL CHOICE EQUITY FUND	2,948
	TIAA-CREF LIFE SOCIAL CHOICE EQUITY FUND	486
	TIAA-CREF LIFE STOCK INDEX FUND	3,230
	TIAA-CREF INSTITUTIONAL LARGE CAP GROWTH INDEX FUND	2,998

Sincerely,

Xunwu Shen (Kaye)
Client Service Manager



Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Peter C. Clapman
Senior Vice President & Chief Counsel, Corporate Governance
212-916-4232
212-916-5813-FAX
pclapman@tiaa-cref.org

February 9, 2005

RECEIVED
2005 FEB 10 PM 3:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amazon Shareholder Proposal of College Retirement Equities Fund ("CREF")

Ladies and Gentlemen:

I am responding to the January 14, 2005 letter submitted by Gibson, Dunn & Crutcher LLP ("Gibson Letter"), on behalf of Amazon.com, Inc. ("Amazon" or "Company"), to omit from Amazon's proxy statement and form of proxy for its 2005 Annual Shareholders' Meeting (collectively, "Proxy Materials") a proposal and a statement in support thereof ("Proposal") submitted by CREF. A copy of the Gibson Letter is attached hereto as Exhibit A.

The TIAA-CREF Proposal is designed to raise critical issues of corporate governance and executive compensation practices before the Amazon shareholders and enable them to express their views to the Company's management and board. Essentially, we request that the Company's board cancel its equity plans that contain "evergreen" features. The Company's plans, as we set forth in our Proposal, have produced high levels of shareholder dilution and have a continuing potential for further dilution. As explained below, there are no valid grounds to omit the Proposal from the Proxy Materials and we request that the Staff inform Amazon accordingly.

(I) The Proposal does not relate to the Company's ordinary business operations.

Amazon's argument that the Proposal can be excluded because it deals with ordinary business operations is without merit for the following reason.

The Proposal relates to the Company's equity compensation plan that has resulted in, and could continue to result in, material dilution to existing shareholders.

Amazon contends that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the ordinary business operations of the Company. This is clearly misplaced. The SEC Staff has taken the position that shareholder proposals that relate to equity compensation plans, whether such plans cover executive officers, directors or the general workforce, cannot be excluded as ordinary business "as long as such plans resulted in material dilution to existing shareholders." Staff Legal Bulletin 14A issued by the Division of Corporation Finance on July

12, 2002 ("Bulletin"). It is noted that the Bulletin was issued by the Staff in response to a CREF initiative, seeking to protect shareholder rights with respect to dilutive equity plans, and that the Bulletin effectively denies the application of the "ordinary business" exclusion when shareholder proposals on equity compensation to protect shareholders from dilution are in question.

The Proposal relates to the Company's 1997 Stock Incentive Plan ("1997 Plan") which, as indicated in the Proposal, has resulted in material dilution to existing shareholders. According to the Investor Responsibility Research Center, the Company's estimated overall dilution based on proxy disclosure in 2004 exceeded 50 percent. If all shares reserved for options were granted, exercised and held, 54.5 percent of the Company's outstanding stock would be held by management. In addition, the Company notes that it has switched from granting options to only granting restricted stock. This change, in and of itself, has significant implications for the timing of dilution. Grants of restricted stock, unlike stock options, count as outstanding shares at the time of the grant and are therefore immediately dilutive to current stockholders.

The "evergreen" feature of the 1997 Plan also provides that every year, additional shares of Amazon stock are to be automatically added to the plan. For example, based upon Amazon's third quarter Form 10-Q, it appears that at least fifteen million new shares were automatically added to the plan on January 1, 2005. This number is in addition to the shares of Amazon stock that are added back annually to the 1997 Plan once they cease to be subject to awards under the plan.[1] We believe that the "evergreen" feature and the automatic re-using of shares are clear indicia of the dilutive nature of the 1997 Plan.

Based on the foregoing, the Bulletin is applicable to the Proposal and the Proposal cannot be excluded pursuant to Rule 14a-8(i)(7).

(II) The Proposal has not been substantially implemented.

Amazon's argument that the Proposal can be excluded because it has been substantially implemented is also without merit.

The Company has not substantially implemented any element of the Proposal.

Rule 14a-8(i)(10) allows a company to exclude from its proxy materials a proposal that has been "substantially implemented". In order for a proposal to have been "substantially implemented," the company must actually demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal. If a company only demonstrates

[1] Amazon's 2004 Proxy Statement indicates that as of December 31, 2003, there were 98,852,995 shares remaining available for issuance under its equity compensation plans.

that it has satisfied a portion of a proposal, however, the Staff has not allowed a company to exclude a proposal.[2]

While the Company describes in some detail its current executive compensation system, it fails to satisfy key elements of the Proposal. In fact, a closer look at the Company's assertion reveals that there is very little that has been "favorably acted upon by the management." In particular, the Gibson Letter does not even attempt to address how the main thrust of the Proposal --- the cancellation of the 1997 Plan and any other plan that contains an "evergreen" feature --- has been satisfied.

In fact, the Gibson Letter's first argument for exclusion is totally inconsistent with its second argument, claiming that the Company does not have to implement the first element because it is arguably "ordinary business." Even as it tries to explain how Amazon has "substantially implemented" the remaining two elements of the Proposal, the Company concedes that its disclosure does not set forth the "potential dilution as a percentage of outstanding shares," something that is critical to the second element. The third element of the Proposal relates to the adoption of "equity compensation plans that are consistent with comparative practices and sound governance policy" and with the terms of the Equity Policy noted in the Proposal. It is unclear how the Company could argue that it had "substantially implemented" the third element since it has not met either of the first two elements.

Based on the foregoing, the Proposal should not be excluded pursuant to Rule 14a-8(i)(10).

III. Conclusion

In view of the foregoing, TIAA-CREF believes that there are no valid grounds to omit the Proposal from the Proxy Materials and we urge the Staff to deny the Company's no-action position and permit our important resolution to go forward. We would also be pleased to make reasonable changes to the Proposal to the extent the Staff believes they are necessary or appropriate.

---

[2] *See e.g.*, Ohio Casualty Corporation (Jan. 23, 2004) (disallowing reliance on Rule 14a-8(i)(10) since the company asserted that it had complied with one element of the proposal) and El Paso Corporation (Mar. 5, 2004). *See also*, UST Inc. (Dec. 26, 2002) (denying relief under Rule 14a-8(i)(10) because the Staff does not grant partial relief under this rule).

If you have any questions concerning our request or require any additional information, please contact me at (212) 916-4232 or Hye-Won Choi at (212) 916-5647.

Sincerely,



Peter C. Clapman

cc: Michael Deal/Amazon.com
Ronald O. Mueller/Gibson Dunn & Crutcher LLP

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

RECEIVED
JAN 1 8 2005
PETER C. CLAPMAN

January 14, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 03981-00003

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Amazon.com, Inc.; Shareholder Proposal of College Retirement Equities Fund; Securities Exchange Act of 1934—Section 14(a), Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Amazon.com, Inc. (the "Company"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareholders' Meeting (collectively, the "2005 Proxy Materials") a shareholder proposal and a statement in support thereof (the "Proposal") received from the College Retirement Equities Fund (the "Proponent"). The Proposal, which the Company received on December 14, 2004, is attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude the Proposal from the 2005 Proxy Materials on the basis set forth below, and we respectfully request that the Staff concur in our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented it.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with

EXHIBIT A

the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal states:

RESOLVED, that the shareholders request that the Board of Directors of Amazon.com adopt and disclose in the proxy statement an "Equity Policy," designating the intended use of equity in management compensation programs. The "Equity Policy" should include the following:

- Cancellation of the 1997 equity plan and any other plans that contain an "evergreen" feature.
- Establishment and disclosure in the proxy statement of limitations on the total number of shares to be available for compensation programs, as measured by possible percentage dilution.
- Adoption of equity compensation plans that are consistent with comparative practices, sound governance policy and with the terms of this "Equity Policy."

The Supporting Statement notes, among other things, "We support the policies and practices described in the most recent proxy statement, including primary use of restricted stock; restraint in view of high levels of stock held by management currently; reasonable salary levels, and cash bonuses truly tied to company performance. Compliance with this resolution will bring equity compensation plan provisions in line with these expressed intentions of the board." The Company has engaged in what it views as helpful and constructive discussions with the Proponent. However, for the reasons set forth below, we are submitting this letter requesting the Staff's concurrence with our view that the Proposal may be excluded.

ANALYSIS

I. The Proposal Is Excludable under Rule 14a-8(i)(7) Because It Relates to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that one of the principles underlying this exclusion is that "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See* Exchange Act Release No. 40018 (May 21, 1998). For the reasons discussed below, we believe that the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

The Proposal calls for cancellation of the Company's 1997 equity plan. The Company's 1997 Stock Incentive Plan (the "1997 Plan") was most recently approved by shareholders at the Company's 2000 Annual Meeting of Shareholders. At that time, shareholders approved an amendment of the 1997 Plan to add what is commonly called an "evergreen" provision. Awards may be granted under the 1997 Plan to officers, directors and employees of the Company and its subsidiaries as selected from time to time by the plan administrator. In practice over the past several years, the 1997 Plan has been the primary plan from which the Company has granted equity awards to employees. This is in part because the 1997 Plan is the Company's only active equity incentive plan that allows for the grant of restricted stock or restricted stock units, and as disclosed in the Company's periodic reports filed with the Commission, in late 2002 the Company began issuing restricted stock units as its primary form of stock-based compensation to its employees. For example, current outstanding equity awards under the 1997 Plan held by executive officers represent less than one-third of the shares subject to all such awards. Thus, the Company uses the 1997 Plan to compensate the Company's general workforce as well as the Company's senior executive officers and directors, and cancellation of the 1997 Plan would effectively terminate the Company's ability to grant restricted stock and restricted stock units to its employees.

The Commission has stated that proposals involving "the management of the workforce, such as the hiring, promotion, and termination of employees," relate to ordinary business matters. *See* Exchange Act Release No. 40018 (May 21, 1998). The Staff has consistently applied this view by taking the position that shareholder proposals relating to general employee compensation issues, as distinguished from proposals addressing the compensation of senior executives and directors, fall within a company's ordinary business operations and are, therefore, excludable under Rule 14a-8(i)(7). In a number of these precedents, the proposal – as with the Proposal here – would have terminated a company's ability to grant a particular type of stock award to its employees. *See, e.g., Plexus Corp.* (avail. Nov. 4, 2004) (granting no-action relief under Rule 14a-8(i)(7) with respect to a proposal requesting that the board discontinue the use of stock option grants for all employees and associates of Plexus); *Woodward Governor Company* (avail. Sept. 29, 2004) (proposal requesting a policy to remove all stock option programs relates to the company's ordinary business operations (i.e., general compensation matters)); *AmSouth Bancorporation* (avail. Feb. 4, 2004) (proposal requesting certain features be added to restricted stock awards relates to the company's ordinary business operations (i.e., general compensation matters)); *Sempra Energy* (avail. Mar. 5, 2003, Dec. 19, 2002 and Jan. 30, 2001) (proposals recommending limits on the issuance of stock options and stock derivative awards of Sempra Energy and its subsidiaries relate to the company's ordinary business operations (i.e., general compensation matters)); *ConAgra Foods*, Inc. (avail. June 8, 2001) (proposal seeking to amend the exercise price, vesting and other terms of the company's 2000 Stock Plan relates to the company's ordinary business operations (i.e., general compensation matters)); *Shiva Corp.* (avail. Mar. 10, 1998) (proposal mandating that the bylaws be amended to prohibit repricing of all stock options implicates the company's ordinary business operations).

We do not believe that the exception set forth in Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14A") applies to the Proposal. SLB 14A specifically addressed "shareholder proposals relating to shareholder approval of equity compensation plans."[1] While the Proposal makes several general references to shareholder approval of equity plans in its "whereas" clauses and supporting statement, the resolution set forth in the Proposal does not address shareholder approval of a Company plan. Instead, the Proposal seeks to have the Company cancel a plan because it has an "evergreen" provision that, as noted above, was specifically approved by the Company's shareholders and that, consistent with NASDAQ requirements, will be submitted to shareholders again in five years. Thus, the Proposal is different from the type of proposals addressed in SLB 14A.

Moreover, the references to potential dilution in the Proposal do not raise a significant policy issue. SLB 14A set forth a standard under which the Staff would evaluate the applicability of Rule 14a-8(i)(7) to shareholder proposals relating to shareholder approval of equity plans. Specifically, the Staff indicated that Rule 14a-8(i)(7) would not be available for exclusion of a proposal "[i]f the proposal seeks to obtain shareholder approval of all such equity compensation plans that potentially would result in material dilution to existing shareholders." Thus, SLB 14A established a dilution test for evaluating proposals relating to shareholder approval of equity plans. However, this does not reflect a determination that the Staff viewed all proposals implicating potential dilution as raising a significant policy issue. As noted above, SLB 14A expressly stated it was addressing only proposals relating to shareholder approval of equity plans. Thus, while the Proposal's supporting statement and recitals discuss potential dilution, these references do not of themselves implicate significant policy issues because the Proposal does not raise the issue in the context of "seeking to obtain shareholder approval" of the 1997 Plan or any of the Company's other equity compensation plans. In this regard, the Proposal is similar to the proposal in *Woodward Governor Co.* (avail. Aug. 18, 2004), in which a shareholder asked that company to remove all stock option programs. The *Woodward Governor* proposal's supporting statement expressed concern, among other things, about the "redistribution of shareholder equity." This statement is comparable to the references in the Proposal to concerns over potential dilution and the alleged potential to transfer a significant percentage of the Company's outstanding stock to management. However, because the *Woodward Governor* proposal did not relate to shareholder approval of an equity compensation plan, the Staff concurred that the proposal in *Woodward Governor* could be excluded under Rule 14a-8(i)(7). For the same reason, because the Proposal does not relate to stockholder approval of Company

---

[1] SLB 14A, n.8 ("This bulletin addresses only the specific matter of shareholder proposals relating to shareholder approval of equity compensation plans. We are not addressing or commenting on any other positions concerning shareholder proposals relating to equity compensation or cash compensation.").

plans, but instead relates to equity compensation arrangements covering the Company's non-executive employees, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

Finally, we do not believe that the Proposal can be revised in a manner that would prevent it from being excluded pursuant to Rule 14a-8(i)(7). We acknowledge the statement in Staff Legal Bulletin No. 14 that "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." Staff Legal Bulletin No. 14 (avail. July 13, 2001) ("SLB 14"). We do not believe that this position is applicable to the Proposal, however, because the Proposal clearly is focused on the cancellation of an equity plan and other general equity compensation policies, and does not attempt to separately address executive compensation issues. Therefore, the limited circumstances set forth in SLB 14 in which the Staff will permit revision of a proposal that is otherwise excludable under Rule 14a-8(i)(7) do not apply with respect to the Proposal. Because the Proposal specifically addresses a general compensation matter, it is excludable in its entirety under Rule 14a-8(i)(7).[2]

II. The Proposal Is Excludable under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented It.

Rule 14a-8(i)(10) permits exclusion of a stockholder proposal "if the company has already substantially implemented the proposal." According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot.

---

[2] Even if only one of the three prongs of the Proposal implicates the Company's "ordinary business operations," the Staff has consistently concurred that shareholder proposals may be excluded if a portion of a proposal relates to the company's "ordinary business operations." For example, in *Intel Corp.* (avail. Jan. 23, 2003), the proponent submitted a proposal requiring the company to take four different actions, one of which required the company to make a charitable contribution. The Staff concurred that the requirement to make a charitable contribution implicated "ordinary business" and permitted exclusion of the entire proposal pursuant to Rule 14a-8(i)(7). *See also E*Trade Group, Inc.* (avail. Oct. 31, 2000) (Staff concurred that the company could omit a proposal where two out of the four matters set forth in the proposal involved the company's ordinary business operations). Furthermore, the Staff has not permitted revisions to proposals that are excludable under the ordinary business exclusion. *See College Retirement Equities Fund* (avail. May 3, 2004).

See, e.g., Exxon Mobil Corporation (avail. Jan. 24, 2001) (proposal that the board conduct a review of a project and report on its results substantially implemented by prior corporate disclosures); *Nordstrom, Inc.* (avail. Feb. 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). The fact that the Company's disclosures may not appear in a single report as requested by the Proponent or may not provide as extensive detail as the Proponent would prefer does not mean that the Company has failed to substantially implement the Proposal. *See, for example, E. I. Du Pont de Nemours and Company* (avail. Feb. 14, 1995); *The Boeing Company* (avail. Feb. 7, 1994); *Houston Industries Inc.* (avail. Apr. 21, 1988); *Houston Industries Inc.* (avail. Apr. 10, 1987).

The Proposal requests that the Company adopt and disclose "an 'Equity Policy'" designating the intended use of equity in management compensation programs. In the Leadership Development and Compensation Committee Report on Executive Compensation that appears in the Company's 2004 proxy statement, the authorized committee of the Company's Board has stated the Company's policy regarding the use of equity in management compensation programs. Specifically, the Company states:

> The Company seeks to align the long-term interests of its executive officers with those of its shareholders. As a result, each executive officer receives a significant stock award grant when he or she joins the Company. Grant sizes are determined based on various subjective factors, primarily related to the individual's anticipated contributions to the Company's success. The Company also has granted additional stock awards to executive officers on a periodic basis, based on various subjective factors primarily related to the Leadership Development and Compensation Committee's assessment of each officer's anticipated contributions to the Company's success.

Thus, the Company has substantially implemented the goal of stating its "Equity Policy." *See Exxon Mobil Corporation* (avail. Mar. 18, 2004) and *Xcel Energy Inc.* (avail. Feb. 17, 2004) (both concurring that a Company report substantially implemented a proposal requesting the company to "assess how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders"). *See also Nordstrom, Inc.* (avail. Feb. 8, 1995) (proposal that the company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot).

The Proposal also states that the "Equity Policy" should include "Establishment and disclosure in the proxy statement of limitations on the total number of shares to be available for compensation programs, as measured by possible percentage dilution." The Company disclosed

in its 2004 proxy statement the total number of shares to be available for compensation programs, in the format required under Item 201(d) of Regulation S-K.[3] Although this does not set forth potential dilution as a percentage of outstanding shares, that number is readily calculated. In addition, the Company has previously stated its policy regarding target dilution from its equity compensation plans. Specifically, in the Letter to Shareholders that accompanied the Company's proxy statement for its 2002 annual meeting, the Company stated, "Limiting share count means more cash flow per share and more long-term value for owners. Our current objective is to target net dilution from employee stock options (grants net of cancellations) to an average of 3% per year over the next five years, although in any given year it might be higher or lower."[4] The Company has informed us that it has operated within this stated target for each year since it made this statement even when aggregating stock option, restricted stock and restricted stock unit grants.

Finally, the Company believes that it has adopted and administered equity compensation plans that are consistent with competitive practices, sound governance policy and the terms of its "Equity Policy." As such, the only element of the Proposal not implemented by the Company is the first prong, relating to cancellation of the 1997 Plan. We believe that this does not prevent the Company from having substantially implemented the Proposal. In Exchange Act Release No. 20091 (Aug. 16, 1983), addressing the predecessor of Rule 14a-8(i)(10), the Commission stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." The Supporting Statement in the Proposal acknowledges that the Proponent "support[s] the policies and practices described in the most recent proxy statement." Accordingly, we believe that the Company has substantially implemented the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further

---

[3] *See* the Company's proxy statement for its 2004 annual meeting of shareholders, filed on Schedule 14A, http://www.sec.gov/Archives/edgar/data/1018724/000119312504060710/ddef14a.htm, at page 11.

[4] *See* Form 8-K, filed on April 18, 2002, http://www.sec.gov/Archives/edgar/data/1018724/000103221002000654/dex991.txt.

assistance in this matter, please do not hesitate to call me at (202) 955-8671, or Michael Deal, the Company's Associate General Counsel, at (206) 266-6360.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Michael Deal, Amazon.com, Inc.
College Retirement Equities Fund

70306407_4.DOC



Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Peter C. Clapman
Senior Vice President & Chief
Counsel, Corporate Governance
212-916-4232
212-916-5813-FAX
pclapman@tiaa-cref.org

December 10, 2004

L. Michelle Wilson
Secretary
Amazon.com
1200 12th Avenue, Suite 1200
Seattle, WA 98144

Dear Ms. Williams:

Please be advised that I, Peter C. Clapman, Senior Vice President and Chief Counsel, Corporate Governance, of COLLEGE RETIREMENT EQUITIES FUND, on behalf of

COLLEGE RETIREMENT EQUITIES FUND ("CREF")
730 Third Avenue
New York, NY 10017
Tel. No. (212) 916-4232

hereby submit the enclosed shareholder resolution to be presented at the next annual meeting of Amazon.com. A CREF representative will be present to support the resolution.

We are submitting this resolution pending the December 13, 2004 deadline. We have initiated discussions with Amazon management and have scheduled a conference call with Tim Stone for December 13th. That conversation – and this submission – will remain confidential. It is our hope that continued discussions will lead to an agreement that is sufficient to withdraw this resolution.

As of December 1, 2004, CREF held approximately 2.2 million shares of Amazon.com common stock with an estimated value of $88 million. CREF has held shares of Amazon.com common stock valued at $2,000 for a period in excess of one year prior to the date of this submission. CREF intends to hold a sufficient number of shares as are required under the proxy rules for eligibility purposes through the date of the annual meeting.

Enclosed herewith are the shareholder proposal and supporting statement. Also enclosed are letters from State Street Corp. and JP Morgan Chase, the recordholders of shares of Amazon.com owned beneficially by CREF, verifying CREF ownership as of this date.

RECEIVED
DEC 13 2004
AMAZON.COM, INC.
LEGAL DEPARTMENT

Please do not hesitate to call me with any questions you may have.

Very truly yours



Peter C. Clapman
Senior Vice President and Chief Counsel

SUBMITTED TO AMAZON.COM
DECEMBER 2004

RESOLUTION

WHEREAS, we believe that properly structured equity compensation plans can align the interests of directors and senior executives with those of long-term shareholders effectively and with reasonable ownership dilution and cost, and therefore merit shareholder support; and

WHEREAS, we believe however, that many equity incentive plans are not properly structured, and have led to unanticipated and unacceptable dilution, cost and executive enrichment; and

WHEREAS, we are especially concerned that "evergreen" features in such plans can result in a powerful perverse incentive, permitting a shift of wealth and ownership opportunity from public shareholders to management without explicit shareholder approval and causing significant dilution; therefore

RESOLVED, that the shareholders request that the Board of Directors of Amazon.com. adopt and disclose in the proxy statement an "Equity Policy," designating the intended use of equity in management compensation programs. The "Equity Policy" should include the following:

- Cancellation of the 1997 equity plan and any other plans that contain an "evergreen" feature.
- Establishment and disclosure in the proxy statement of limitations on the total number of shares to be available for compensation programs, as measured by possible percentage dilution.
- Adoption of equity compensation plans that are consistent with comparative practices, sound governance policy and with the terms of this "Equity Policy."

SUPPORTING STATEMENT

We believe it is essential that the structure and specific provisions of equity compensation plans not permit excessive dilution or enrichment, and that the public shareholders have the right at reasonable intervals to ensure this by approving or disapproving the plans. TIAA-CREF's suggested limitation (as described in our Policy Statement on Corporate Governance) is 25 percent; the average for all companies in the S&P 1500 last year was 17 percent.

Plans with "evergreen" provisions deny this right to shareholders – for ten years in the case of Amazon.com. According to the Investor Responsibility Research Center (IRRC), the company's estimated overall dilution based on proxy disclosures this year exceeded

50 percent. If all shares reserved for options were granted, exercised and held, 54.5 percent of the company's outstanding stock would be held by management, effectively returning control of the company to them. This was not, we believe, the intention of shareholders who approved the plan in 1997; it is not acceptable to shareholders today in 2004.

We support the policies and practices described in the most recent proxy statement, including primary use of restricted stock; restraint in view of high levels of stock held by management currently; reasonable salary levels, and cash bonuses truly tied to company performance. Compliance with this resolution will bring equity compensation plan provisions in line with these expressed intentions of the board.

We therefore urge shareholders to vote for this resolution, and by so doing demand that Amazon.com's board place specific limits on the dilution of shareholders' equity, and return control of equity use in compensation plan to the shareholders by eliminating the "evergreen" feature.



STATE STREET.
For Everything You Invest In

Jorge Flores
Vice President

Institutional Investor Services
Two World Financial Centre
225 Liberty Street
24th Floor
New York, NY 10281

Telephone: 917-790-4133
Facsimile: 917-790-4290
jorge.flores@statestreet.com

VIA FAX

9th December 2004

To Whom It May Concern:

State Street is the custodian and record owner (through CEDE & Co.) of stock owned beneficially by TIAA and the College Retirement Equities Fund (CREF).

As of December 1, 2004, we had custody of 2,180,811 shares of Amazon.com (cusip 023135106) owned by CREF and TIAA.

Sincerely,

Jorge Flores



December 8, 2004

To Whom It May Concern:

JPMorgan is the custodian and record owner of stock owned beneficially by TIAA-CREF Mutual Fund, TIAA-CREF Institutional Mutual Fund and TIAA-CREF Life Mutual Fund.

As December 01, 2004, JPMorgan had custody of total 39,428 shares of common stock of Amazon COM INC Stock, cusip 023135106 owned by TIAA-CREF Mutual Fund.

The detail of total breakdown for each Fund Family listed as follows:

TIAA-CREF Mutual Fund	10,550 shares
TIAA-CREF Institutional Mutual Fund	25,162 shares
TIAA-CREF Life Mutual Fund	3,716 shares

The detail breakdown for each fund listed as follows:

Custody AC#	Custody Account Name	Total Units
[redacted]	TIAA-CREF EQUITY INDEX FUND	8,155
	TIAA-CREF SOCIAL CHOICE EQUITY FUND	2,395
	TIAA-CREF INSTITUTIONAL EQUITY INDEX FUND	19,216
	TIAA-CREF INSTITUTIONAL SOCIAL CHOICE EQUITY FUND	2,948
	TIAA-CREF LIFE SOCIAL CHOICE EQUITY FUND	486
	TIAA-CREF LIFE STOCK INDEX FUND	3,230
	TIAA-CREF INSTITUTIONAL LARGE CAP GROWTH INDEX FUND	2,998

Sincerely,

Xunwu Shen (Kaye)
Client Service Manager

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

February 25, 2005

RECEIVED
2005 FEB 25 PM 3: 25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Direct Dial

(202) 955-8671

Fax No.

(202) 530-9569

Client No.

03981-00003

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Amazon.com, Inc.*
Supplemental Letter Regarding Shareholder Proposal of College Retirement Equities Fund
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

On January 14, 2005, we submitted a letter on behalf of our client, Amazon.com, Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to omit from its proxy statement and form of proxy for its 2005 Annual Shareholders' Meeting a shareholder proposal (the "Proposal") received from the College Retirement Equities Fund (the "Proponent"). Our letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal (the "Initial Letter"), indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

We write to supplementally respond to correspondence dated February 9, 2005, from the Proponent regarding the Initial Letter (the "Proponent's Response"). The Proponent's Response cites Staff Legal Bulletin No. 14A (avail. July 12. 2002) ("SLB 14A") for the proposition that "shareholder proposals that relate to equity compensation plans, whether such plans cover executive officers, directors or the general workforce, cannot be excluded as ordinary business 'as long as such plans resulted in material dilution to existing shareholders.'" We have not been

able to find in SLB 14A the language quoted in the Proponent's Response, and believe that the Proponent's reliance on SLB 14A is misplaced. As noted in our Initial Letter, SLB 14A specifically states in footnote 8, "This bulletin addresses only the specific matter of shareholder proposals relating to shareholder approval of equity compensation plans." We believe that the language from SLB 14A that the Proponent's Response alludes to supports our conclusion. That language from SLB 14A is set forth below, in which we have included surrounding text for context.

> Going forward, we will take the following approach to rule 14a-8(i)(7) submissions concerning proposals that relate to shareholder approval of equity compensation plans:
> . . .
> *Proposals that focus on equity compensation plans that may be used to compensate senior executive officers, directors and the general workforce.* If the proposal seeks to obtain shareholder approval of all such equity compensation plans, without regard to their potential dilutive effect, a company may rely on rule 14a-8(i)(7) to omit the proposal from its proxy materials. If the proposal seeks to obtain shareholder approval of all such equity compensation plans that potentially would result in material dilution to existing shareholders, a company may not rely on rule 14a-8(i)(7) to omit the proposal from its proxy materials. (emphasis added).

Thus, the text of SLB 14A purported to support the Proponent's position, in fact, indicates that the positions set forth therein apply only to proposals seeking shareholder approval of equity compensation plans.

The Proposal does not address shareholder approval of the Company's equity compensation plans. As noted in the Initial Letter, the Company's 1997 Stock Incentive Plan (the "1997 Plan") was most recently approved by shareholders at the Company's 2000 Annual Meeting of Shareholders. At that meeting, which occurred after the Company's initial public offering, shareholders approved an amendment of the 1997 Plan to add what is commonly called an "evergreen" provision. Because the Company's non-executives are participants in the 1997 Plan, the Proposal is not limited to the issue of executive compensation. Thus, based on the express language of SLB 14A limiting its application to proposals seeking shareholder approval of equity compensation plans and the approval by the Company's shareholders of the "evergreen" feature in the 1997 Plan, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

Moreover, for the reasons set forth below, we do not believe that SLB 14A should be extended to encompass shareholder proposals implicating potential dilution under shareholder approved plans. We do not believe that there is or has been a significant policy debate over potential dilution under shareholder-approved equity compensation plans. In fact, under rules adopted by both The NASDAQ Stock Market and the New York Stock Exchange, and approved

by the Securities and Exchange Commission,[1] equity compensation plans with an evergreen feature are allowed as long as the plan, as with the Company's 1997 Plan, has been approved by shareholders and has a ten year limit on the evergreen provision. As such, we believe the Proposal addresses only the issue of the extent to which the Company determines to utilize a shareholder-approved equity compensation plan to compensate its workforce. This issue, the management of a company's general workforce, was recognized by the Securities and Exchange Commission in Exchange Act Rel. No. 40018 (May 21, 1998), as reiterated in SLB 14A, as involving ordinary business matters. For these reasons, and the reasons set forth in the Initial Letter, we believe that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachment are being mailed on this date to the Proponent. Please do not hesitate to call me at (202) 955-8671, or Michael Deal, the Company's Associate General Counsel, at (206) 266-6360.

Sincerely,



Ronald O. Mueller

ROM/eai
Enclosure

cc: Michael Deal, Amazon.com, Inc.
Peter Clapman, College Retirement Equities Fund

70310313_2.doc

[1] Exchange Act Rel. No. 48108 (June 30, 2003).

EXHIBIT A



Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Peter C. Clapman
Senior Vice President & Chief Counsel, Corporate Governance
212-916-4232
212-916-5813-FAX
pclapman@tiaa-cref.org



March 3, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amazon.com, Inc., Shareholder Proposal of College Retirement Equities Fund ("CREF")

Ladies and Gentlemen:

I am responding to the supplemental letter, dated February 25, 2005, submitted to your office by Gibson, Dunn & Crutcher ("Gibson") on behalf of Amazon.com, Inc. (the "Company" or "Amazon"). In its letter, Gibson asks the Commission Staff to concur in the Company's view that CREF's resolution can be excluded from the Company's proxy materials for its 2005 annual meeting pursuant to the ordinary business exemption. The Gibson letter and the CREF resolution are attached hereto. We urge the Staff to reject the Company's arguments, and permit shareholders to vote on this very important issue.

As we indicated in our letter dated February 9, 2005, the CREF resolution is designed to permit Amazon shareholders to have a precatory vote on critical issues of corporate governance and executive compensation. Essentially, the shareholder vote would request that Amazon's board cancel its equity compensation plans that contain evergreen features and replace them with new plans that do not have such features. The evergreen provision in the Company's 1997 Stock Incentive Plan (the "Plan") gives management unchecked discretion to issue new shares without going back to shareholders (because of the automatic "reload") and thereby has produced high levels of shareholder dilution and has a continuing potential for further material dilution.

Gibson now argues that Staff Legal Bulletin 14A ("Bulletin") is not applicable because the Bulletin relates only to proposals that seek to obtain shareholder approval of equity compensation plans. Gibson argues that since the CREF resolution does not specifically seek shareholder approval of the Plan, it is not covered by the Bulletin. This argument unreasonably attempts to narrow the Bulletin and render it useless now that the exchanges make shareholder approval of equity compensation plans a listing requirement.

The Company's position ignores the spirit and policy considerations, which underlie the Bulletin. The Bulletin, which was issued by the Staff in response to a CREF initiative, reflected the SEC's belief that shareholders have a genuine and legitimate interest in company equity

compensation practices that result in material dilution to their holdings. The crux of the SEC policy position is that shareholders should have the right to vote on equity plans as a condition for the company being able to issue equity grants under such plans. If the company can keep issuing grants under its plans without obtaining shareholder approval -- as will be the case under plans with evergreen provisions -- we believe that such actions violate the spirit of the Bulletin and the new exchange listing requirements. Thus, we believe the Company is disingenuous in citing shareholder approvals that took place as far back as 1997 and 2000, an entirely different era when it comes to shareholder concerns with equity compensation. The Company, if it values shareholder input on equity compensation issues, ought to be willing to put forward a new plan and gauge current shareholder opinion.

The corporate governance wrong to shareholders is that the evergreen obviates the need for a company to obtain shareholder approval at appropriate intervals. Indeed, the evergreen provision was devised for the sole purpose of limiting shareholder rights on such issues. Thus, the practical effect of evergreen provisions is to deprive shareholders of the right to vote on equity compensation plans almost as if they had no vote in the first place. The policy thrust of the Bulletin was to give shareholders these rights -- hardly ordinary business considerations.

In addition, shareholder rights to approve or disapprove further dilution of their equity interests are critical aspects of proper corporate governance in the broader sense. Shareholders may consider a variety of issues in deciding how to vote -- not only the direct effect of dilution on their holdings but also the opportunity to vote down such plans because of other corporate governance deficiencies at a company such as otherwise extremely high levels of executive compensation, issues relating to board independence or other governance issues. These rights are rendered useless if the Company can make these decisions without the need for further shareholder approval.

For these reasons, we believe that the SEC Staff should deny the Company's no-action request and permit this important resolution to go forward. If you have any questions or require any additional information, please contact me at (212) 916-4232 or Hye-Won Choi at (212) 916-5647.

Sincerely,



Peter C. Clapman

cc: Michael Deal/Amazon.com
Ronald O. Mueller/Gibson Dunn & Crutcher LLP

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

RECEIVED
FEB 28 2005
PETER C. CLAPMAN

February 25, 2005



Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
03981-00003

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Amazon.com, Inc.*
Supplemental Letter Regarding Shareholder Proposal of College Retirement Equities Fund
Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

On January 14, 2005, we submitted a letter on behalf of our client, Amazon.com, Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to omit from its proxy statement and form of proxy for its 2005 Annual Shareholders' Meeting a shareholder proposal (the "Proposal") received from the College Retirement Equities Fund (the "Proponent"). Our letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal (the "Initial Letter"), indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations and under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

We write to supplementally respond to correspondence dated February 9, 2005, from the Proponent regarding the Initial Letter (the "Proponent's Response"). The Proponent's Response cites Staff Legal Bulletin No. 14A (avail. July 12. 2002) ("SLB 14A") for the proposition that "shareholder proposals that relate to equity compensation plans, whether such plans cover executive officers, directors or the general workforce, cannot be excluded as ordinary business 'as long as such plans resulted in material dilution to existing shareholders.'" We have not been

able to find in SLB 14A the language quoted in the Proponent's Response, and believe that the Proponent's reliance on SLB 14A is misplaced. As noted in our Initial Letter, SLB 14A specifically states in footnote 8, "This bulletin addresses only the specific matter of shareholder proposals relating to shareholder approval of equity compensation plans." We believe that the language from SLB 14A that the Proponent's Response alludes to supports our conclusion. That language from SLB 14A is set forth below, in which we have included surrounding text for context.

> Going forward, we will take the following approach to rule 14a-8(i)(7) submissions concerning proposals that relate to shareholder approval of equity compensation plans:
>
> . . .
>
> *Proposals that focus on equity compensation plans that may be used to compensate senior executive officers, directors and the general workforce.* If the proposal seeks to obtain shareholder approval of all such equity compensation plans, without regard to their potential dilutive effect, a company may rely on rule 14a-8(i)(7) to omit the proposal from its proxy materials. If the proposal seeks to obtain shareholder approval of all such equity compensation plans that potentially would result in material dilution to existing shareholders, a company may not rely on rule 14a-8(i)(7) to omit the proposal from its proxy materials. (emphasis added).

Thus, the text of SLB 14A purported to support the Proponent's position, in fact, indicates that the positions set forth therein apply only to proposals seeking shareholder approval of equity compensation plans.

The Proposal does not address shareholder approval of the Company's equity compensation plans. As noted in the Initial Letter, the Company's 1997 Stock Incentive Plan (the "1997 Plan") was most recently approved by shareholders at the Company's 2000 Annual Meeting of Shareholders. At that meeting, which occurred after the Company's initial public offering, shareholders approved an amendment of the 1997 Plan to add what is commonly called an "evergreen" provision. Because the Company's non-executives are participants in the 1997 Plan, the Proposal is not limited to the issue of executive compensation. Thus, based on the express language of SLB 14A limiting its application to proposals seeking shareholder approval of equity compensation plans and the approval by the Company's shareholders of the "evergreen" feature in the 1997 Plan, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

Moreover, for the reasons set forth below, we do not believe that SLB 14A should be extended to encompass shareholder proposals implicating potential dilution under shareholder approved plans. We do not believe that there is or has been a significant policy debate over potential dilution under shareholder-approved equity compensation plans. In fact, under rules adopted by both The NASDAQ Stock Market and the New York Stock Exchange, and approved

by the Securities and Exchange Commission,[1] equity compensation plans with an evergreen feature are allowed as long as the plan, as with the Company's 1997 Plan, has been approved by shareholders and has a ten year limit on the evergreen provision. As such, we believe the Proposal addresses only the issue of the extent to which the Company determines to utilize a shareholder-approved equity compensation plan to compensate its workforce. This issue, the management of a company's general workforce, was recognized by the Securities and Exchange Commission in Exchange Act Rel. No. 40018 (May 21, 1998), as reiterated in SLB 14A, as involving ordinary business matters. For these reasons, and the reasons set forth in the Initial Letter, we believe that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachment are being mailed on this date to the Proponent. Please do not hesitate to call me at (202) 955-8671, or Michael Deal, the Company's Associate General Counsel, at (206) 266-6360.

Sincerely,



Ronald O. Mueller

ROM/eai
Enclosure

cc: Michael Deal, Amazon.com, Inc.
Peter Clapman, College Retirement Equities Fund

70310313_2.doc

---

[1] Exchange Act Rel. No. 48108 (June 30, 2003).

SUBMITTED TO AMAZON.COM
DECEMBER 2004

RESOLUTION

WHEREAS, we believe that properly structured equity compensation plans can align the interests of directors and senior executives with those of long-term shareholders effectively and with reasonable ownership dilution and cost, and therefore merit shareholder support; and

WHEREAS, we believe however, that many equity incentive plans are not properly structured, and have led to unanticipated and unacceptable dilution, cost and executive enrichment; and

WHEREAS, we are especially concerned that "evergreen" features in such plans can result in a powerful perverse incentive, permitting a shift of wealth and ownership opportunity from public shareholders to management without explicit shareholder approval and causing significant dilution; therefore

RESOLVED, that the shareholders request that the Board of Directors of Amazon.com. adopt and disclose in the proxy statement an "Equity Policy," designating the intended use of equity in management compensation programs. The "Equity Policy" should include the following:

- Cancellation of the 1997 equity plan and any other plans that contain an "evergreen" feature.
- Establishment and disclosure in the proxy statement of limitations on the total number of shares to be available for compensation programs, as measured by possible percentage dilution.
- Adoption of equity compensation plans that are consistent with comparative practices, sound governance policy and with the terms of this "Equity Policy."

SUPPORTING STATEMENT

We believe it is essential that the structure and specific provisions of equity compensation plans not permit excessive dilution or enrichment, and that the public shareholders have the right at reasonable intervals to ensure this by approving or disapproving the plans. TIAA-CREF's suggested limitation (as described in our Policy Statement on Corporate Governance) is 25 percent; the average for all companies in the S&P 1500 last year was 17 percent.

Plans with "evergreen" provisions deny this right to shareholders – for ten years in the case of Amazon.com. According to the Investor Responsibility Research Center (IRRC), the company's estimated overall dilution based on proxy disclosures this year exceeded

50 percent. If all shares reserved for options were granted, exercised and held, 54.5 percent of the company's outstanding stock would be held by management, effectively returning control of the company to them. This was not, we believe, the intention of shareholders who approved the plan in 1997; it is not acceptable to shareholders today in 2004.

We support the policies and practices described in the most recent proxy statement, including primary use of restricted stock; restraint in view of high levels of stock held by management currently; reasonable salary levels, and cash bonuses truly tied to company performance. Compliance with this resolution will bring equity compensation plan provisions in line with these expressed intentions of the board.

We therefore urge shareholders to vote for this resolution, and by so doing demand that Amazon.com's board place specific limits on the dilution of shareholders' equity, and return control of equity use in compensation plan to the shareholders by eliminating the "evergreen" feature.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Amazon.com, Inc.
Incoming letter dated January 14, 2005

The proposal requests that the board adopt and disclose an "Equity Policy" that would include cancellation of Amazon.com's 1997 equity plan and any other plans that contain an "evergreen" feature.

There appears to be some basis for your view that Amazon.com may exclude the proposal under rule 14a-8(i)(7), as relating to Amazon.com's ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Amazon.com omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Amazon.com relies.

Sincerely,



Kurt K. Murao
Attorney-Advisor